

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

James L. Eccher
Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, IL 60507

      Re: Old Second Bancorp, Inc.
           Registration Statement on Form S-4
           Filed October 1, 2021
           File No. 333-259964

Dear Mr. Eccher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance

cc: Brennan Ryan, Esq.